SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

GOL

Results 3Q20

11/4/2020



Only this weekend!

Incredible destinations and fares you can't miss

Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.


The best offers for you to enjoy the summer
Fortaleza
Florianópolis
Pernambuco
Rio de Janeiro

GOL Airlines | Brazil's #1 Airline

- The lowest cost airline: 25% lower (FY19)
- #1 in pax traffic: 36 million (FY19)
- #1 in main airports: 750 flights/day (FY19)
- #1 in Customer experience: NPS 38 (3Q20)
- #1 network: RTS to 52 destinations (69% of 2019)


Lowest Costs
Best Balance Sheet
Best Product & Fares
Unique Brand & Culture

3Q20 Highlights

GOL

Indicators	3Q20	Var. x 3Q19
Gross Sales (R$ MM)	1,712.1	-55.7%
ASK (BN)	4.0	-70.2%
RPK (BN)	3.2	-71.5%
Load Factor	79.3%	-3.6 p.p.
On-time Departures	96.7%	+5.5 p.p.
Yield (R$ cents)	27.8	-11.8%
Pax Revenue (R$ MM)	879.0	-74.9%
RASK (R$ cents)	24.4	-11.7%
CASK[2] (R$ cents)	21.6	-4.2%[3]
EBITDA[2]	284.1	-75.1%[3]
EBITDA Margin[2]	*29.1%*	*-1.6 p.p.[3]*
EBIT[2]	114.4	-83.5%[3]
EBIT Margin[2]	*11.7%*	*-6.9 p.p.[3]*

1. Excluding Perpetual and Exchangeable Notes. 2. "Adjusted" metrics, only considers expenses related to current operating levels (excludes expenses related to 50% of the operating fleet grounded in 3Q20). 3. Variations are from the comparison to 3Q19 recurring amounts.

- **Total liquidity:** R$2.2 billion
- **Operating Net Cash generated:** R$1 million/day at the end of 3Q20
- **Net Debt[1]/LTM EBITDA[2]:** 4.0x
- **PRASK**: 22.0 R$ cents (-15.7% vs. 3Q19)
- **CASK[2]**: 21.6 R$ cents (-4.2% vs. 3Q19 recurring CASK)

Capillarity of the 3Q20 Network

- GOL reinforced its leadership in high density and high value markets
- In 3Q20, the Company intensified operations at Salvador and Fortaleza hubs, capturing the retrun of leisure demand and registering high yields and load factors
- Return of operations in regional markets, through own and partner flights



FOR
SSA
BSB
GIG
SDU
GRU
DF
BA
MG
RJ
PE
PR
RS
44%
49%
7%
47%
47%
6%
35%
52%
13%
25%
52%
23%
9%
91%
29%
35%
36%

GOL's network is structured to take advantage of Brazil's geographic and demographic characteristics

Source: ANAC.

Network plan for through 1Q21

GOL

Ramp up



2Q20	July	August	September	October	November	December	1Q21E
Essential Network focused on flights from GRU Return and increase of Shuttles "Super Pontes" Growth in BSB and RIO and return to medium-sized cities	Consolidation of BSB and GIG Hubs Return to main regional markets	Return to all main markets Growth in Northeast (SSA as focus city)	Growth in CGH Growth in Mid-west and North	Return to all markets and secondary regional markets Focus on Leisure Markets		Return to ~90% of all markets and ~65% of frequencies	Return of international flights Intensification of frequencies and new domestic and regional markets

STATISTICS

	2Q20	July	August	September	October	November	December	1Q21E
Flights/day:	57	175	187	271	376	387	490	528
Markets:	28	108	126	134	153	158	172	181
ASK YoY:	-91%	-79%	-71%	-60%	-43%	-43%	-35%	-24%
ASK MoM or QoQ:	-92%	+117%	+18%	+35%	+42%	+1%	+31%	+19%

2Q20 | 3Q20 | 4Q20E | 1Q21E

Disciplined Capacity Management


2020 Plan Pre-COVID
137
+3
-13
+14
141
135
Initial Fleet
NGs Deliveries
NGs Returns
MAX Deliveries
Total
Operating
2020 Plan Post-COVID
137
+3
-14
0
126
94
Initial Fleet
NGs Deliveries
NGs Returns
MAX Deliveries
Total
Operating

	Returns	Deliveries	Total Fleet	Operating
Pre-COVID	13	17	141	135
Post-COVID	14	3	126	94

Boeing 737 MAX | Update

GOL

- Boeing has made significant progress in support of safely returning the 737 MAX to service
- October 6: FAA published pilot training directives
- October 15: Europe's EASA says MAX aircraft is safe to fly again
- End of 2020 seems to be the best-case scenario for RTS
- GOL has 95 firm orders and MAX deliveries subject to RTS
- "Gamechanger": -15% fuel than NGs
- Environmental savings: -16% emissions, -40% noise
- Low cost MAX drives gains post Covid-19



How will Brazilians coexist with Covid in 2021?

GOL

Moving average deaths are falling


Fatalities
Transported passengers
8M
7M
6M
5M
4M
3M
2M
1M
0
1,000
Brazil Covid-19 Fatalities (daily)
Brazil Covid-19 Fatalities
(7-day moving average)
Brazil Domestic
Brazil International
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct




1.2 billion
passengers
have travelled since
the start of 2020, with
44 cases
reported of confirmed, probable
or potential transmission
associated with a flight
=1 in 27 million
IATA

- WHO: Vaccines may be available by the end of this year
  - *> Brazil: Four vaccines at advanced stage of development and testing*
- Brazil's Ministry of Health: 140 million doses of the vaccine in the first half of 2021
  - *> Government of São Paulo: 46 million to be vaccinated by February 2021*

Research proves that traveling by plane is safe *(Harvard T.H. Chan School of Public Health, Oct/20)*

Source: ANAC, IATA, Health Organizations (World & Brazil), Statista (Oct 21, 2020)

Sales Ramp-up & Increasing Return to Service

(in R$ MM)



TICKET SALES
Average growth of
12% per week
+7.5%
+14.1%
+15.0%
+9.6%
+0.3%
+2.1%
+7.6%
+18.0%
+8.1%
+0.3%
+10.0%
+21.4%
+26.4%
+2.3%
+36.0%
36.1
38.8
44.3
50.9
55.8
56.0
57.2
61.5
72.6
78.4
78.7
86.6
105.1
132.8
135.9
184.8
3W06
4W06
1W07
2W07
3W07
4W07
5W07
1W08
2W08
3W08
4W08
5W08
1W09
2W09
3W09
4W09

Operations (ASK in million)



5,175
4,209
-39%
2020 Total ASK
239
3,137
Jan
Feb
Mar
Apr
Mai
Jun
Jul
Aug
Sep
Oct
Nov
Dec

- Comprehensive health measures
- States in Brazil easing restrictions
- OTP excellent: +95%
- Increasing capacity and LF in 4Q20
- Demand stimulation
- October: 375 flights/day, 153 markets and ASK MoM +42%
- Year-end: return to ~80% of all markets

Alliance with AA to Boost GOL's Revenue


US-Brazil Route - Number of Passengers and Market Share
27%
25%
+2.3x
1,299
1,219
16%
754
12%
566
12%
553
5%
244
3%
166
AA
Company A
Company B
Company C
Delta
Company D
Company E
PAX
Market Share (%)

Source: ANAC

OUR FOCUS FOR 2H20

DOMESTIC MARKET RECOVERY
- Supply-demand equilibrium
- Corporate leadership and Leisure travel
- Connectivity & regional footprint

GOL CULTURE
- Simple, human and intelligent
- Flexible work models with high productivity
- Startup attitude: agile and analytical

ECONOMIC EQUILIBRIUM
- Efficient operations: CASK <25%
- Value chain opportunities
- Working capital x growth

SALES EXPANSION
- Continuous growth in sales and revenue
  New revenues: GOLLOG and Aerotech
- Capture value in all sales channels

SIMPLE & SAFE SERVICE
- Reference in personal safety and sanitization
- Best experience post-pandemic
- Expand digital channels usage

Outlook 4Q20 and 1Q21

GOL

Indicators	3Q20A	4Q20E	1Q21E
Brazil Quarterly GDP Growth[1] (%)	+5.4%	+3.7%	+3.0%
Domestic Routes Served (average)	122	~146	~167
% of 2019	75%	90%	85%
Average Operating Fleet	63	~92	~102
% of 2019	55%	78%	92%
ASK - Total (in million)	4,000	~8,000	~9,400
% of 2019	30%	60%	76%
Load Factor (%)	80%	~80%	~78%
Net Operating Revenues (R$bn)	1.0	~2.3	~2.4
% of 2019	26%	60%	66%
CAPEX (R$MM)	110	~180	~290
Net cash burn (R$MM/day)	0	~3	~2
Total Liquidity[2] (R$bn)	2.2	~2.4	~2.5
Net debt[3] (R$bn)	14.1	~13.1	~13.1
Net Debt/ LTM Adjusted EBITDA[3,4] (x)	4x	~6x	~8x

(1) Sequential, Brazilian Central Bank. (2) Cash and cash equivalents, restricted cash, short-term accounts receivable, securities and receivables. (3) Excluding perpetual and exchangeable notes. (4) Excluding non-operating expenses and depreciation.

Why GOL?

Our successful business model counts on an efficient operation and highly-proven and committed team, working aligned with Shareholders and Employees.

This makes GOL unique and one of the most successful low-cost carriers for two decades.

- Lowest unit cost always wins
- Proven and committed leadership team
- Consistently returned capital to investors



Unit Cost Leadership

In R$ cents adjusted by average stage length



GOL
Azul
Latam BR
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
GOL: 18 20 20 22 19 21 19 21 19 20 20 21 19 20 20 19 21 25 23 23 17 79
Azul: 23 24 25 25 25 25 24 25 23 25 25 27 24 28 25 26 25 27 25 58 28 88
Latam BR: 22 25 25 25 27 25 24 25 23 24 22 24 23 27 27 28 27 29 27 26 29 226

GOL's Strategy & Winning Operating Model

GOL

Lowest Cost

- Single B737 fleet
- High utilization of the newest and most fuel-efficient B737 aircraft
- Low fleet age and increased stage length



+

Right Product

- Most attractive product, experience and best fares
- Leadership in corporate/HVC & leisure/economy



+

Right Market

Brazil: among top air passenger markets

(1st US; 2nd China; 3rd India; & 4th UK)*


220
200
180
160
140
120
100
80
2014
2034
Indonesia
Japan
BRAZIL
Spain
Germany
France
Italy

(*) Source: IATA (million O-D passenger journeys | to, from and within)

GOL | Seasoned management team

- **Experience**: 60+ years of combined tenure at GOL
- **Consistency**: experience managing through all economic cycles
- **Commitment**: only all-Brazilian team
- **Productivity**: highly efficient; unique corporate culture

			Years at GOL	Years of Business Experience
	**Paulo Kakinoff** Chief Executive Officer	• CEO 2012 – present • Board member 2011 – 2012	10	23
	**Captain Celso Ferrer** Vice President, Operations	• VP, 2015 – Present • 737 Pilot	17	19
	**Eduardo Bernardes** Vice President, Sales and Marketing	• VP, 2015 – present	19	24
	**Richard Lark** Chief Financial Officer	• CFO 2003 – 2008, 2016 – present • Board member 2008 – 2016	18	31

GOL | Brazil's Best-in-class Airline

1. Brazil's Largest Domestic Airline; Strong Presence in Main Cities
2. Singular Exposure to Underpenetrated Domestic Market; Organic Growth Opportunities
3. Unparalleled Brand and Customer Loyalty Program
4. Highly Defensible, Best Fare Network
5. Proven Ability to Maintain Reliable Operations, Control Costs & Capex and Improve Liquidity
6. Large Fleet of Modern Boeing 737s, High Operational Flexibility
7. Strong & Committed Controlling Shareholder

Financial Highlights 3Q20



Rio de Janeiro is beautiful!

And Brazil's destinations are incredible!

GOL's Balance Sheet Strength is a Result of Consistent Deleveraging Strategy

GOL

Net Debt / LTM EBITDA


-2.7x
6.7 x
5.7 x
4.6 x
5.5 x
4.8 x
4.5 x
4.0 x
4.3 x
4.6 x
3.8 x
3.3 x
3.1 x
2.9 x
2.4 x
2.6 x
2.8 x
4.0 x
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

Liquidity (R$ Billion)


Total Liquidity + Deposits
Liquidity / Net Revenue LTM
2.6
1.9
2.3
2.6
2.8
3.8
3.7
3.9
3.9
3.0
4.5
4.7
4.0
4.3
6.0
4.9
4.5
26.3%
19.9%
23.2%
25.9%
26.9%
37.2%
34.4%
35.3%
34.6%
33.9%
36.3%
37.4%
38.7%
38.9%
41.9%
44,7%
54.8%
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

GOL has redeemed or retired ~R$10bn of debt since 2015: decreasing Net Debt / LTM EBITDA from 6.7x to 4.0x between 3Q'16 and 3Q'20, maintaining liquidity

Source: Public filings

Profitability & Liquidity | 3Q20 vs. 3Q19

GOL

RASK
(R$ cents)


27.67
-11.7%
24.42
22.0
3Q19
3Q20
3Q20
Net Prask

CASK(1) (2)
(R$ cents)


-19.1%
7.96
6.44
3Q19
3Q20
Fuel CASK
-4.2%
22.51
21.56
CASK Ex-fuel¹
+3.8%
3Q19
3Q20

EBITDA(1) (2)
(R$ million)


2,242.3
1.140,5
EBITDA
Margin¹
30.7%
-75.1%
284.1
29.1%
3Q19
3Q20
3Q20
Total Liq.

- EBIT Margin[1,2]: 11.7%
- Ancillary revenue (cargo and other): 9.8% of Total Revenue
- Fuel price (change q-o-q): R$2.34[2] (down 16.7%)
- CASK[1,2]: 21.56 cents (R$)
- GOL System capacity (ASK) change q-o-3Q19: -70.2%
- GOL System capacity (Seats) change q-o-3Q19: -72.1%

1. Adjusted by non-recurring results. 2. For the year 2020, it only considers expenses related to current operating levels.

Net Result Composition (R$ MM)


Net Result 3Q19
Net Margin: -6.5%
(242.1)
(2,735.0)
Net Revenue
750.3
Fuel
265.7
Depreciation and Amortization
254.8
Personnel
28.7
Maintenance materials & repairs
119.2
Sales and Marketing
(1.3)
Services
154.0
Landing Fees
95.5
Passenger Costs
(341.2)
Idle Costs
35.8
Other
(89.0)
Net financial results
149.1
Exchange Rate and monetary variations (net)
(196.7)
Unrealized ESN results
(14.7)
Income Tax
47.1
Minority interest
Net Result 3Q20
Net Margin: -176.4%
(1,719.8)
373.5
Non-Recurring Expenses
Recurring Net Result 3Q20
Net Margin: -137.9%
(1,346.3)

Cash Flow Breakdown (R$ MM)



Net Cash Flow
-R$398 MM
Financing Cash Flow
-R$929 MM
3,305
Receivables
536
Total Cash
2,769
2Q20 Liquidity
2,855
Operating Inflows
3,130
Operating Outflows
122
Capex
269
Interest Expense
175
Hedge Results
476
Financings Amortization, net
255
Variation in Accounts Receivable
2,242
Receivables
791
Total Cash
1,451
3Q20 Liquidity

Cash Consumption and Liquidity

GOL



Cash Generation (Consumption) (R$ MM)¹
1
Apr/20
Sep/20
4Q20E
-3
-6



Liquidity (R$ Bn)
2.0
1.2
3.0
2.4
1.2
3.0
2.3
0.8
1.5
2.0
2.1
0.8
1.6
1Q20
2Q20
3Q20
4Q20E
Total Cash
Receivables
Deposits
Others

- Cost reduction initiatives
- Successful negotiations with lessors, suppliers and creditors
- Balance of cash inflows and outflows
- Resumption of Customer confidence and reflection on sales
- Financial commitments addressed
- Sources of liquidity

(1) *Excluding TAE refunds, and payments for non-aircraft debt.*

GOL Airlines | Positioned to Win the Future

- #1 airline in Brazil
- Leading LCC in South America
- Strong liquidity and resilient balance sheet
- Successful preparation for COVID-19
- Strong network, loyal customers, leading brand
- Experienced management team and committed owners
- Increasing traffic and forward bookings



Customer Satisfaction
Sustainability
GOL
Highly Efficient Operations
Irreplicable Network

Q&A 3Q20



Long-standing initiatives prepare GOL for success in any environment

Largest and most successful LCC in Latin America	• Among the five largest globally and is the leading carrier in Latin America
Significant investment in product offering	• Invested over US$200 million from 2013 to 2018 • More complete products/service offering than any leading global LCC – captures lion's share of premium business and economy leisure customers
Leading route network in Brazil	• Highly integrated network, operating the most flights at Brazil's busiest airports • Largest Brazilian airline: 36mm annual pax transported and domestic share of 38%[1]
Broad array of global partnerships	• 90+ codeshare agreements and interline agreements, allowing seamless connections to more than 2,000 airports globally • New partnership with American Airlines, the leading U.S.-Brazil carrier
Flexible fleet financing	• 100% of GOL's aircraft are leased • Optionality to extend or return aircraft, providing significant flexibility
Significant deleveraging	• GOL has redeemed or retired R$10bn of debt since Q1'2015 • Net Debt/LTM EBITDA decreased from 6.7x to 4.0x between 3Q16 and 3Q20 • Interest cost reduced by R$350mm p.a.
Favorable liability structure and strong access to funding	• Resilient liability profile with no major debt maturities until 2024
Diversified revenue stream	• Leading airline loyalty program, second largest cargo airline operations and largest MRO facility in Brazil
Consistent profitability	• Between 3Q16 and 3Q20, GOL's LTM EBIT and EBITDA more than tripled • Operating Cashflow grew at a CAGR of 17%
Boeing's largest airline customer in South America	• Boeing 737 aircraft optimally suited for GOL's LCC model • Deep relationship allows GOL to obtain favorable pricing and delivery terms

GOL has long prepared itself to be successful in any market environment

Notes: (1) 2019 RPKs

GOL's COVID-19 Prep | Best Balance Sheet in Brazil

GOL

Liquidity[1] (R$ Bn)



CQGR = 1%
1.8 1.9 1.5 1.8 2.1 3.2 3.1 3.0 3.0 3.0 3.5 3.7 4.0 4.3 4.2 3.3 2.2
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

Cash Position[2] (R$ Bn)



CQGR = 1%
1.1 1.2 0.7 0.9 1.2 2.3 2.1 2.1 1.9 2.1 2.7 2.4 2.9 3.0 3.0 2.8 1,5
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

LTM EBITDA (R$ MM) & EBITDA Margin



14% 12% 14% 6% 17% 18% 22% 9% 12% 27% 28% 23% 29% 30% 49% 44% 42%
CQGR = 9%
846 1,144 952 1,158 1,284 1,495 1,790 1,854 1,749 2,068 2,325 2,852 3,559 3,861 4,476 4,846 3,508
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

Net Debt / LTM EBITDA (x)



-2.7x
6.7x 5.7x 4.6x 5.5x 4.8x 4.5x 4.0x 4.3x 4.6x 3.8x 3.3x 3.1x 2.9x 2.4x 2.4x 2.8x 4.0x
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

[1] *Cash, equivalents, short term investments, restricted cash and receivables*
[3] *Adjusted EBITDA*

[2] *Cash, equivalents, short term investments and restricted cash*

GOL's COVID-19 Response | Liquidity Initiatives

Capacity reductions	• Reduced domestic capacity by 88% and international capacity by 100% at low point in May • Capacity already ramped back up to 50% systemwide
Fleet reduction to match demand	• Early lease terminations / non-extensions of 14 Boeing 737-800 aircraft in 2020 • Ability to reduce fleet by another 30 aircraft in 2021-2022
Boeing agreement	• Compensation for MAX grounding • Bolstered GOL's liquidity by R$0.5bn in April/20 • Terminated 34 orders, reducing remaining 737 MAX orders from 129 to 95
Leasing contracts	• Agreements with leasing partners to create significant additional operational and financial flexibility and boost liquidity
Operating cost and spending reductions	• Postponements of jet fuel payments, deferral of airport fees, Provisional Measure 925 and other measures to boost liquidity
Extensive labor cost reductions	• Agreed compensation reductions and deferrals reduced labor costs by approximately 40% and boosted liquidity
Agreements with lenders and suppliers	• GOL obtained support from a broad array of lender and supplier partners and remains current on all of its capital markets obligations
Sourced incremental financing	• Import lines rolled over and capex lines refinanced with existing partners • Extended debentures amortizations • Significant additional liquidity sources (unencumbered assets, restricted cash, deposits)
Shareholder support	• Company's largest shareholder has consistently supported GOL, providing in excess of R$1.2bn since inception.

GOL's COVID-19 Response | Liquidity Initiatives

Focus	Months	Initiatives	Monthly Impact (R$MM)	Estimated Full-year Impact (R$BN)
Quick Response	Mar/20	Suspension of new aircraft deliveries, non-essential expenditures, marketing and advertising; extension of supplier terms; reduction in personnel expenses and lease payments	R$700	R$0.7
Labor Costs	Apr-Jun/20	Adhesion to Law 14,020/20: reduction of working hours and wages, and suspension of employment contracts	R$100	R$0.3
Labor Costs	Jul-Dec/20	Collective bargaining agreements with Unions	R$50	R$0.3
Operations	Apr-Dec/20	Deferral of airport fees, maintenance of slots, Provisional Measure 925 enabled preservation of receivables	R$275	R$2.5
Fuel Costs	Apr-Dec/20	Demand-matched capacity, reduced fuel expenses and operational initiatives	R$275	R$2.5
Working Capital and Capex	Apr-Dec/20	Supplier and financing terms	R$150	R$1.4
Leases	Apr-Dec/20	Deferrals, MtM discounts, PBH	R$140	R$1.3
TOTAL				R$9.0

GOL's strong liquidity response to the pandemic was made possible by extensive preparations done on liquidity and balance sheet over past last four years

GOL's COVID-19 Response | Liquidity Management

As of Sept. 30, 2020


4,231
1,239
2,992
(528)
(146)
451
(703)
3,305
536
2,769
(398)
(921)
255
2,242
791
1,451
1,300
2,295
5,837
2,295
1,300
791
1,451
Q1/20 Liquidity Position
Net Operating Cash Flow
Net Financing Cash Flow
Boeing Settlement
Changes in Receivables
Q2/20 Liquidity Position
Net Operating Cash Flow
Net Financing Cash Flow
Changes in Receivables
Q3/20 Liquidity Position
Unencubered Assets
Deposits
Q3/20 Proforma Liquidity Position

Financial debt amortization schedule (million)[1]


USD Debt
Exchangeable Senior Notes USD
BRL Debt
229
186
377
99
59
148
55
55
148
5
15
10
425
35
830
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2022
2023
2024
2025+

GOL has sufficient liquidity to fund operations

1- Currency of issuance or contract.

GOL's COVID-19 Pandemic Performance

GOL

1. 42% Market Share in Corporate Segment 3Q20 (ABRACORP)
2. Average Daily Sales currently (Oct/20) > R$18 million
3. 122 Domestic Routes currently Served 3Q20: 75% of 2019
4. Planned Capacity 4Q20: 100% growth over 3Q20
5. Highest Load Factor in Brazil: 78% 2Q20 and 79% 3Q20
6. Highest Passenger Yield in Brazil: 27.8 cents (R$) 3Q20 (-12% vs 3Q19)

Brazil's Cost Leader | Right-Sizing

- Unions and Government deals – pay cuts to avoid job losses
- Airport deals
- Improved supplier terms, including fuel, maintenance and marketing
- Partnership with lessors: GOL concluded all negotiations with all its lessors
- Lower cost MAX aircraft

GOL Has High Earnings Potential & Forward Yield

Highest operating leverage amongst peers given low cost structure

Consensus Net Income Growth 2021E - 2022E(1)


4,562%
267%
185%
69%
n.a.
GOL
CopaAirlines
Southwest
RYANAIR
Azul

Consensus 2022E Net Income Yield(2)


12.3%
12.0%
11.1%
8.4%
0.7%
GOL
CopaAirlines
RYANAIR
Southwest
Azul

Source: Factset as of September 29, 2020.
(1) Azul growth not meaningful due to 2021E negative Net Income.
(2) Calculated as 2022E Net Income / Current Market Capitalization.

How is GOL dealing with Covid-19?



- Accurate and transparent communication to clarify and equip the Customer about what it's like to fly in times of pandemic
- Company CEO as spokesperson for GOL's Q&A videos and industry initiatives
- Flexibility of markdowns and cancellations

- Personal and financial responsibility (cash, liabilities and liquidity preservation)
- Protection of employees' health and jobs, remote work, mandatory use of masks on aircraft and more stringent sanitation procedures




CHECK-IN

- Carry medicine wherever it is needed
- Health professionals in the fight against Covid-19 were exempt from airfare (as of March/20)

How is GOL dealing with Covid-19?



- Launch of the content and e-commerce platform “Closing Distances”
- Non-profit project to support tourism with a focus on Brazilian artisans and artists

PRESERVATION OF LIQUIDITY

- Capacity reductions
- Fleet reduction to meet retracted demand
- Boeing agreement (grounded MAX & 34 orders terminated)
- Lease renegotiation
- Operational savings and expense reductions
- Extensive reductions in labor costs
- Renegotiation with creditors and suppliers
- Incremental sources of financing
- Support from stakeholders

- Even safer travel, strict sanitation standards and 90% of the travel process without human contact
- Aircraft with Hepa air filter (eliminates 99.9% of viruses and bacteria) and air renewal every 3 minutes



90% of the travel process without human contact


Dúvidas?
Fale comigo
AO VIVO
Telepresence robot




GOL
selfie



GOL has Consistently Returned Capital to Investors

	GOL	Azul	LATAM
2017	**US$ 214mm** Early debt prepayments across notes due 2018 – 2028	--	--
2018	**US$ 184mm** Early debt prepayments across notes due 2018 – 2022	--	--
2019	--	--	**US$ 238mm** Early repayment of notes due 2020
2020	**US$ 380mm** Early prepayments of notes due 2022, re-payment of Term Loan	--	Filed for Ch. 11 restructuring
Total	**US$ 778mm**	**US$ 0mm**	**US$ 238mm**

As part of its financing strategy, GOL has consistently returned capital to its capital providers <u>at or ahead of schedule</u>

Source: Company filings

GOL has Delivered on Commitments, Successfully Refinancing Debt and Returning Capital to Investors

Benchmarking | Fixed-income Capital Commitments Repayments & New Disbursements

Fixed-income Capital Commitments Repayments & New Disbursements(1) and Liquidity Change QoQ(2)



Figures in US$mm
Liquidity Change QoQ(2)
Capital Returned to debt holders
Capital disbursed by debt holders
26.2%
0.8%
2.5%
55.0%
136.8%
$380
$0
$0
$0
$99
($775)
$180
($2,616)
$1,000
($2,500)
Meeting fixed-income capital commitments, GOL has maintained its liquidty position QoQ
GOL(3)
Azul
RYANAIR(4)
jetBlue
Southwest
Debt Repayments
New Debt Issuances
GOL Debt Repayments
Liquidity Change QoQ
GOL Liquidity Change QoQ

Source: Company Filings as of June 30, 2020.
Note: All figures as reported in local currency and changes to US$ at a BRL/USD and USD/EUR exchange rates of 5.49 and 1.12 respectively.
(1) 6 months Fixed-income capital commitments repayments and disbursements as of June 30, 2020. (2) Liquidity change from March 31, 2020 to June 30, 2020. Liquidity calculated as: Cash & Cash Equivalents plus Short Term Investments plus Restricted Cash plus Receivables plus Maintenance and Lease Deposits. (3) Includes Delta term loan repayment in August 2020. (4) 3 months Net Fixed-income Capital Commitments Repayments as of June 30, 2020.

Credit Benchmarking

GOL

US$mm unless specified	Gol	Southwest	Ryanair	easyjet	JetBlue	Copa Airlines	Azul	LATAM Airlines
Credit Ratings	Caa1 / CCC+ / CCC+	Baa1 / BBB / BBB+	- / BBB / BBB	Baa3 / BBB- / -	Ba2 / B+ / BB	Not Rated	Caa1 / CCC- / CCC	- / - / D
Market Capitalization(2)	$1,415	$23,630	$16,178	$3,454	$3,441	$2,486	$1,821	$1,019
2019 Passengers Carried (mm)	36	134	152	93	43	15	28	74
LTM Revenues	$2,462	$16,611	$6,973	$8,090	$5,920	$2,000	$2,119	$8,057
LTM EBITDA	$926	$1,492	$1,497	$1,354	$284	$492	$252	($899)
2Q20 Yield (US$ Cents)	$7.1	$12.5	n.a.	$8.8	$20.9	$71.9	$27.8	$10.9
'17 – '22 EPS Growth	71.2%	(2.8%)	0.5%	(1.8%)	(6.2%)	(8.7%)	(180.3%)	(154.9%)
Liquidity / LTM Revenues	48.1%	93.5%	63.0%	26.8%	51.3%	53.9%	27.0%	23.9%
Net Debt / EBITDA(4)	4.5x	n.m.	0.6x	0.1x	8.6x	1.1x	15.0x	n.m.

Source: Bloomberg, Factset and Company filings.
Note: Easyjet with LTM 1Q20; GOL and other companies with LTM 2Q20; exchange rates updated in each period. Figures as reported in local currency and converted to USD at a BRL/USD, EUR/USD and GBP/USD of 4.46, 1.11 and 1.26 respectively.

(1) Moody's, S&P and Fitch.
(2) As of September 14, 2020.
(3) Denotes liquidity as of August 2020 and including R$0.8bn financeable portion of unencumbered assets and R$2.4bn deposits.
(4) Excludes perpetual notes and exchangeable notes. Southwest and LATAM Airlines not meaningful due to net cash and negative LTM EBITDA balances.

Credit Benchmarking

GOL's Liquidity is on Par with BB-rated issuers (LTM 2Q20)

Pro forma, GOL is one of the most liquid airlines among peers

Liquidity[(1)] / LTM Net Revenue



Liquidity in US$bn(1)
$15.5
$4.5
$1.1
$3.0
$1.0
$0.5
$2.1
$1.9
93.5%
63.0%
53.9%
51.3%
48.1%
27.0%
26.8%
23.9%
Southwest
RYANAIR
CopaAirlines
jetBlue
GOL(2)
Azul
easyJet
LATAM AIRLINES

Net Debt / LTM EBITDA[(3)]



15.0x
8.6x
4.5x
1.1x
0.6x
0.1x
n.m.
n.m.
Azul
jetBlue
GOL
CopaAirlines
RYANAIR
easyJet
Southwest
LATAM AIRLINES

Source: Company filings.
Note: Easyjet with LTM 1Q20; Other companies with LTM 2Q20.
(1) Cash, equivalents short term investments restricted cash and receivables. Includes maintenance and lease deposits. Figures as reported in local currency and converted to USD at a BRL/USD, EUR/USD and GBP/USD of 5.49, 1.12 and 1.24 respectively.
(2) Denotes liquidity as of August 2020 and including R$0.8bn financeable portion of unencumbered assets and R$2.4bn deposits.
(3) Excludes perpetual notes and exchangeable notes. Southwest and LATAM Airlines not meaningful due to net cash and negative LTM EBITDA balances.

Credit Benchmarking

GOL's Leverage is on Par with a BB rating (LTM 2Q20)

GOL's Credit Rating is line with a BB-/BB rating

Credit Ratings(1) vs. Net Debt / EBITDA(2)



Net Leverage
0.0x
3.0x
6.0x
9.0x
12.0x
15.0x
(6.0x)
(3.0x)
0.0x
3.0x
6.0x
9.0x
12.0x
15.0x
18.0x
Ratings
D
CC
CCC+
B+
BB+
BBB+
Southwest
easyJet Baa1/BBB/BBB+
Baa3/BBB-/-
RYANAIR
-/BBB/BBB
GOL
Caa1/CCC+/CCC+
jetBlue
Ba2/B+/BB
Avianca
D
Azul
Caa1/CCC-/CCC

Source: Company filings, Bloomberg.
(1) Moody's/S&P/Fitch.
(2) Excludes perpetual notes and exchangeable notes. Southwest and LATAM Airlines not meaningful due to net cash and negative LTM EBITDA balances.

Credit Benchmarking

GOL has the lowest Aircraft Debt among peers (2Q20)

GOL's Fleet gives it more flexibility than peers



Aircraft 2Q20
Aircraft Debt Type & Debt (US$bn)
Aircraft Payment Commitments (US$bn)
GOL
Azul
Avianca
LATAM AIRLINES
100%
124
GOL has reduced its fleet and is returning 16 aircraft in 2020
100% $1.5
15% 82% $1.7
94% 6% 165
88% 12% $2.1
9% 71% $2.7 (1)
78% 22% 146
40% 33% 27% $4.7
2% 98% $5.7
34% 66% 318
56% 44% $5.4
30% 51% 19% $7.5 (2)
Narrow Body
Wide Body
Op. Lease
EETC
Fin. lease
<1yr
1-3 yrs
>3 yrs

Commentary

GOL
- Cancelled 35 deliveries and can cancel an additional 30 - reducing to 60 total firm orders
- Lease cash flows reduced by 70% NTM and 35% permanently
- Retuning 14 NGs in 2020 and 5 NGS in 2021, with0 flexibility to return more aircraft if necessary

Azul
- Deferred 82 aircraft deliveries between 2020 and 2023 to 2024+
- Only payment deferrals from 2020 to 2022+
- No aircraft to be returned

Avianca
- US$800m DIP and restructured US$800mm of existing debt as part of the carrier's restructuring plans after it filed for Chapter 11 in May 2020

LATAM Airlines
- In May 2020 filed Chapter 11
- Rejected 23 aircraft leases and is in process of rejecting nine more aircraft

Source: Company filings and press releases.
Note: Figures in BRL converted to US$ at an exchange rate of BRL1=US$0.19 as of September 20, 2020.
(1) >3 years represents all commitments above 1 year due to available breakdown.
(2) 1 yr represent commitments in 2020 and 2021, 1-3 yrs represents commitments in 2022 and 2023 and >3yrs represents 2024-2026.

Credit Benchmarking

2020 Fleet Plans show that only GOL has adjusted fleet to the new level of demand

GOL(1)



137
(16)
3
124
12/31/19
Returns
Deliveries
12/31/20

Azul(2)



142
(7)
3
138
12/31/19
Returns
Deliveries
12/31/20

LATAM Airlines(5)



333
(23)
7
298
12/31/19
Returns
Deliveries
12/31/20

Source: Company filings, industry news.

1) From September 15, 2020 Company presentation, 12/31/19 figure includes seven MAX aircraft that have been grounded since March 2019. (2) YE 2019 operating fleet and 2020 deliveries from 20-F filing; 7 returns comprised of delivery of 2 Embraer E1s to Breeze Aviation, sale of 2E1s in August 2020, and accelerated exit of 3 aircraft previously scheduled for 2020 (2Q20 Company presentation) (3) YE 2019 operating fleet from 20-F filing; YE 2020 total from Company Presentation to Prospective DIP Lenders, August 14, 2020. (4) Reflects disclosed fleet plan with exact timing to be determined. (5) YE 2019 figures from August 19, 2020 6-K filing. Returns figure comprised of 23 aircraft from first day Chapter 11 filing and 19 additional planes that LATAM is rumored to be planning to reject (Simple Flying website).

Credit Benchmarking

Future Orderbooks show that GOL has the most flexibility to adjust to demand

GOL(1)


n.a.
10
4
1
91
106
2H 2020
2021
2022+
Total

Azul(2)


n.a.
n.a.
71
45
116
2H 2020
2021
2022+
Total

LATAM Airlines(4)


3
2
10
4
31
50
2H 2020
2021
2022+
Total

GOL | Lessors | Airbus | Boeing | Embraer

Source: Company filings, industry news.

(1) From Company-provided orderbook. From 2021-2022+, 95 deliveries of Boeing MAX planes are expected and are highlighted in Company August 2020 update.

(2) YE 2019 orderbook from 20-F filing which includes 82 deferred deliveries (59 deferred Embraer deliveries and 23 deferred Airbus deliveries) from 2Q20 Company presentation.

(3) From 20-F filing in June 2020, Company reduced A320neo orders from 108 to 88, expected from 2025-2029, with 2 Boeing 787-9 orders expected in 2024.

(4) From August 19, 2020 6-K filing, 2022+ figure includes deliveries scheduled from 2022-2026.

GOL's Leverage Remains Lowest Among Peers

GOL

Net Debt / LTM EBITDA Q4'19


4.0x
3.3x
2.4x
LATAM
Azul
GOL

Net Debt / LTM EBITDA Q2'20


6.3x
5.7x
4.5x
Azul
LATAM
GOL

Corporate Credit Rating Progression

12/31/2019	LATAM	Azul	GOL
Moody's	Ba3	Ba3	B1
S&P	BB-	B+	B
Fitch	BB-	BB-	B+

10/13/2020	Azul	LATAM	GOL
Moody's	Caa1	WR	Caa1
S&P	CCC-	NR	CCC+
Fitch	CCC	D	CCC+

Source: Public filings

Leadership in ESG Initiatives

GOL

GRI

CORSIA CARBON OFFSETTING AND REDUCTION SCHEME FOR INTERNATIONAL AVIATION

Carbon Efficient Index ICO2

RenovaBio

- Recently integrated into the new ESG index of B3 and S&P
- IEnvA (IATA) Certification – Stage 1
- Environmental management system
- FAA 145 Repair Station Certification
- Generated effluents are treated
- Commitment to water reuse
- Pioneer in biofuel technology
- Greenhouse gas inventory (*GHG Protocol*)
- Governance: beyond ADR III and level 2 in B3

Environmental	9M20	2019	2018	2017
Fuel				
Total Fuel Consumed (GJ x 1,000)	18,241	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	30.0	28.9	29.2	29.5
Gross global Scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO_2)	1,382,205	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO_2)	9.4	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO_2)	37,909	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO_2)	0	0	0	0
Fleet				
Average Age of Fleet	10.8	9.9	9.5	9.2
Social	**9M20**	**2019**	**2018**	**2017**
Labor Relations				
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	27	26	29	26
Between 30 and 50 years (%)	63	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	-	-	-	-
Customer & Company behavior				
Customer Satisfaction Index (SMS score)	8.18	8.28	8.39	8.33
On-time Departures (%)	93.5	88.98	91.82	94.61
Flight Completion (%)	97.5	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.11	2.09	2.03	2.06
Safety				
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	**9M20**	**2019**	**2018**	**2017**
Management				
Independent Directors (%)	55	50	44	44
Participation of Woman in Leadership Positions (%)	62	33	38	37
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100



Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir